Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company Lithium Americas Corp. (“Lithium Americas” or the “Company”) 3260- 666 Burrard Street Vancouver, British Columbia V6C 2X8

Item 2	Date of Material Change October 15, 2024

Item 3

News Release

The new release relating to the material change referred to in this material change report was disseminated on October 16, 2024 via Business Wire and subsequently filed on the System for Electronic Document Analysis and Retrieval + at www.sedarplus.ca.

Item 4

Summary of Material Change

On October 15, 2024, the Company and General Motors Holdings LLC (“GM”) entered into an investment agreement (the “Investment Agreement”) to establish a joint venture (“JV”) for the purpose of funding, developing, constructing and operating (the “JV Transaction”) Thacker Pass in Humboldt County, Nevada (“Thacker Pass” or the “Project”).

Under the terms of the Investment Agreement, GM will acquire a 38% asset-level ownership stake in Thacker Pass for $625 million in total cash and letters of credit (“GM’s JV Investment”), including $430 million of direct cash funding to the JV to support the construction of Phase 1 of the Project and a $195 million letter of credit facility (“LC Facility”) that can be used as collateral to support reserve account requirements expected under the U.S. Department of Energy (“DOE”) Advanced Technology Vehicles Manufacturing Loan Program (“DOE Loan”), for which the Company has a conditional commitment. The JV Transaction replaces the $330 million Tranche 2 common equity investment commitment from GM under its original investment agreement with the Company (“Tranche 2”).

Item 5	Full Description of Material Change

5.1

Full Description of Material Change

On October 15, 2024, the Company and GM entered into the Investment Agreement with respect to the JV Transaction. Under the terms of the Investment Agreement, GM will acquire a 38% asset-level ownership stake in Thacker Pass for $625 million in total cash and letters of credit, including $430 million of direct cash funding to the JV to support the construction of Phase 1 of the Project and a $195 million LC Facility that can be used as collateral to support reserve account requirements expected under the DOE Loan. The JV Transaction replaces Tranche 2. The JV Transaction is incremental to GM’s February 2023 Tranche 1 investment of $320 million, which resulted in GM acquiring approximately 15 million common shares of Lithium Americas.

In addition, as part of the JV Transaction, GM has agreed to extend its existing offtake agreement for up to 100% of production volumes from Phase 1 of Thacker Pass to 20 years to support the expected maturity of the DOE Loan.

The Company and GM have also amended the investor rights agreement dated October 3, 2023 to reflect the termination of Tranche 2 and the new structure of GM’s JV Investment provided for in the Investment Agreement.

The key additional terms of the JV Transaction, as provided for in the Investment Agreement, are summarized below:

•  Lithium Americas will have a 62% interest in Thacker Pass and will manage the Project (the “Manager”) on behalf of the JV.

•  GM will have a 38% interest in Thacker Pass and commit $625 million in cash and letters of credit to the JV:

•  $330 million cash to be contributed on the date of the JV closing;

•  $100 million cash to be contributed at Final Investment Decision (“FID”) for Phase 1; and

•  $195 million LC Facility prior to first draw on the $2.3 billion DOE Loan.

•  Lithium Americas will contribute $387 million of funding to the JV for its 62% ownership in the Project:

•  $211 million (with expenditures on capex after August 2024 being credited against and reducing this amount, along with other adjustments) to be contributed on the date of the JV closing; and

•  The remainder to be contributed upon FID for Phase 1.

•  As of June 30, 2024, Lithium Americas had approximately $376 million in cash and cash equivalents.

•  LC Facility provided by GM to the JV as part of its consideration for its equity interest will have no interest and a maturity consistent with DOE Loan requirement that will be withdrawn once replaced with cash that is generated by Thacker Pass.

•  Board of Directors to be established at the JV level to oversee the JV, approve the Project’s budgets and business plans and implement policies to align with GM’s vendor requirements.

•  Upon closing of the JV Transaction, GM will also enter into an additional 20-year offtake agreement for up to 38% of production volumes from Phase 2 of Thacker Pass and will retain its right of first offer on the remaining balance of Phase 2 volumes.

GM’s JV Investment is subject to certain conditions precedent, including those related to the agreement for the DOE Loan.

5.2	Disclosure for Restructuring Transactions Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

Item 8	Executive Officer Jonathan Evans, President and Chief Executive Officer 3260- 666 Burrard Street Vancouver, British Columbia V6C 2X8 ir@lithiumamericas.com

Item 9	Date of Report October 16, 2024

FORWARD-LOOKING INFORMATION

This material change report contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information” (“FLI”)). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as “anticipate,” “plan,” “continues,” “estimate,” “expect,” “may,” “will,” “projects,” “predict,” “proposes,” “potential,” “target,” “implement,” “scheduled,” “forecast,” “intend,” “would,” “could,” “might,” “should,” “believe” and similar terminology, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. FLI in this material change report includes, but is not limited to, expectations regarding completion of the JV Transaction and the DOE Loan; the expected timetable for completing the JV Transaction and the DOE Loan; anticipated timing for FID; expectations and timing on the commencement of major construction and first production; project de-risking initiatives; expectations related to the construction build, job creation and nameplate capacity as well as other statements with respect to the Company’s future objectives and strategies to achieve these objectives, and management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLI involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. FLI reflects the Company’s current views about future events, and while considered reasonable by the Company as of the date of this material change report, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions upon which such FLI is based include, without limitation, the completion of the JV Transaction and DOE Loan prior to the end of 2024, or at all, and the absence of material adverse events affecting the Company during this time; the ability of the Company to satisfy all closing conditions for the JV Transaction and the DOE Loan in a timely manner; expectations regarding the Company’s financial resources and future prospects; the ability to meet future objectives and priorities; a cordial business relationship between the Company and third party strategic and contractual partners; general business and economic uncertainties and adverse market conditions; the availability of equipment and facilities necessary to complete development and construction at the Project; unforeseen technological and engineering problems; political factors, including the impact of the 2024 U.S. presidential election on, among other things, the extractive resource industry, the green energy transition and the electric vehicle market; uncertainties inherent to feasibility studies and mineral resource and mineral reserve estimates; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada; demand for lithium, including that such demand is supported by growth in the electric vehicle market; current technological trends; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; compliance by joint venture partners with terms of agreements; the regulation of the mining industry by various governmental agencies; as well as assumptions concerning general economic and industry growth rates, commodity prices, resource estimates, currency exchange and interest rates and competitive conditions. Although the Company believes that the assumptions and expectations reflected in such FLI are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

Readers are cautioned that the foregoing lists of factors are not exhaustive. There can be no assurance that FLI will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company’s actual results could differ materially from those anticipated in any FLI as a result of the risk factors set out herein and in the Company’s filings with securities regulators.

The FLI contained in this material change report is expressly qualified by these cautionary statements. All FLI in this material change report speaks as of the date of this material change report. The Company does not undertake any obligation to update or revise any FLI, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent Annual Report on Form 20-F and most recent management’s discussion and analysis for our most recently completed financial year and, if applicable, interim financial period, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All FLI contained in this material change report is expressly qualified by the risk factors set out in the aforementioned documents.